UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WashingtonFirst Bankshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

940730104

(CUSIP Number)

December 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 940730104		13G

1.	Name of Reporting Persons: Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 326,928

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 326,928

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 326,928

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.34%

12.	Type of Reporting Person (See Instructions): PN (Limited Partnership)

CUSIP No. 940730104		13G

1.	Name of Reporting Persons: Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 326,928

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 326,928

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 326,928

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.34%

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 940730104		13G

1.	Name of Reporting Persons: John M. Eggemeyer III

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 326,928

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 326,928

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 326,928

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.34%

12.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 940730104		13G

1.	Name of Reporting Persons: William J. Ruh

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 326,928

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 326,928

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 326,928

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.34%

12.	Type of Reporting Person (See Instructions): IN (Individual)

Item 1.	(a).	Name of Issuer WashingtonFirst Bankshares, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 11921 Freedom Drive, Suite 250 Reston, VA 20190

Item 2(a).		Name of Person Filing
Item 2(b).		Address of Principal Business Office
Item 2(c).

Citizenship

(i) Castle Creek Capital Partners IV, LP

c/o Castle Creek Capital LLC

6110 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(ii) Castle Creek Capital IV LLC

c/o Castle Creek Capital LLC

6110 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(iii) John M. Eggemeyer III

c/o Castle Creek Capital LLC

6110 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

(iv) William J. Ruh

c/o Castle Creek Capital LLC

6110 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).		Title of Class of Securities: Common Stock, $0.01 par value (the “Common Stock”)
Item 2(e).		CUSIP Number: 940730104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the 326,928 shares of Common Stock held directly by Castle Creek Capital Partners IV, LP.  Mr. Eggemeyer shares voting and dispositive power over the 326,928 shares of Common Stock beneficially owned by Castle Creek Capital Partners IV, LP with Mr. Ruh, as each is a managing principal of Castle Creek Capital IV LLC, the sole general partner of Castle Creek Capital Partners IV, LP.  Mr. Eggemeyer and Mr. Ruh each disclaim beneficial ownership of such shares of Common Stock, except to the extent of their respective pecuniary interest in Castle Creek Capital Partners IV, LP.

(b)

Percent of class:

Based on information provided by the Company, there were 6,122,779 outstanding shares of Common Stock as of December 21, 2012.  Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.34% of the total number of outstanding shares of Common Stock.

	(c)	Number of shares as to which the reporting person has: Castle Creek Capital Partners IV, LP
		(i)	Sole power to vote or to direct the vote: 326,928
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 326,928
		(iv)	Shared power to dispose or to direct the disposition of: 0
Castle Creek Capital IV LLC
		(i)	Sole power to vote or to direct the vote: 326,928
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 326,928
		(iv)	Shared power to dispose or to direct the disposition of: 0
John M. Eggemeyer III
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 326,928
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 326,928
William J. Ruh
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 326,928
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 326,928

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2012

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

CASTLE CREEK CAPITAL IV LLC

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

JOHN M. EGGEMEYER III

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

WILLIAM J. RUH

By:	/s/ William J. Ruh
Name:	William J. Ruh

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of December 28, 2012 by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer III and William J. Ruh.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to shares of Common Stock of WashingtonFirst Bankshares, Inc. and that this Joint Filing Agreement shall be included as an Exhibit to such filing.

The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of December 28, 2012.

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

CASTLE CREEK CAPITAL IV LLC

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

JOHN M. EGGEMEYER III

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

WILLIAM J. RUH

By:	/s/ William J. Ruh
Name:	William J. Ruh